SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On December 6, 2023, the Board of Directors (the “Board”) of BioLineRx Ltd. (the “Company”) approved the appointment of Gal Cohen to its Board as a Class I Director, effective December 6, 2023.

Gal Cohen has served since April 2020 as Chairman of the Board of Directors and Chief Executive Officer of Quark Pharmaceuticals, Inc., and also serves on the Boards of Directors of Ayana Pharma Ltd. and Silver Castle Holdings Ltd (TASE: SLCL). From November 2006 to May 2019, Mr. Cohen served as President and Chief Executive Officer of MediWound Ltd., leading the development of their innovative biological drug for burn treatment up to marketing authorization and commercialization in numerous international markets, as well as their initial public offering on Nasdaq. Prior to that, from 2004 to 2006, Mr. Cohen served as Director of Strategic Business Planning and New Ventures at Teva Pharmaceuticals Ltd. From 2000 to 2004, Mr. Cohen served at Teva’s Global Products Division as Project Manager for the launch of Copaxone® in Europe and numerous other countries, and from 1998 to 2000, he led projects at Teva’s Corporate Industrial Engineering Department. Mr. Cohen holds a B.Sc. in Industrial Engineering and Management (cum laude) from the Technion-Israel Institute of Technology and an M.B.A. (cum laude) from Tel Aviv University.

The Board concluded that Mr. Cohen is qualified to serve as a director and is independent under the rules of the Nasdaq Stock Market. For his service as a director, Mr. Cohen will be entitled to the compensation the Company generally provides to its directors. The Company expects to enter into its standard indemnification agreement with Mr. Cohen, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Mr. Cohen is not a party to any transactions that are disclosable under Item 7.B of Form 20-F.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: December 12, 2023